Warsaw, 2007-04-05

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report No. 6/2007.
Best regards

Krzysztof Gerula

Vice-President

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Current report no 6/2007

Orbis S.A. 16 Bracka street, 00-028 Warsaw, registered in the Registration Court for the Capital City of Warsaw XII Economic Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby presents an attachment containing an exhaustive list of information disclosed to the public in 2006, referred to in Article 56 section 1 of the Act of July 29, 2005, on Public Offering and Conditions of Introducing Financial Instruments into Organized Trading and Public Companies. The information is available at Orbis S.A. website: www.orbis.pl.

Appendix to current report no 6/2007

Exhaustive list of information, referred to in Article 56 section 1 of the Act of July 29, 2006, on Public Offering and Conditions of Introducing Financial Instruments into Organized Trading and Public Companies, which has been disclosed to the public in 2006.

Report type	Report no*	Date of publication	Subject
Current	1/2006	January 23, 2006	Schedule of publication of periodical reports in 2006
Interim		February 28, 2006	Consolidated quarterly report QSr 4/2005
Current	2/2006	March 10, 2006	Major blocks of shares
Current	3/2006	March 15, 2006	Resignation of a manager
Current	4/2006	March 15, 2006	Appointment of a manager
Current	5/2006	March 27, 2006	Change in the publication date of the 2005 annual report of Orbis S.A. and the 2005 annual consolidated report of the Orbis Group – correction of the current report no 4/2005
Current	6/2006	March 28, 2006	Execution of a significant contract
Current	7/2006	May 12, 2006	List of information disclosed to the public in 2005
Interim		May 15, 2006	Consolidated quarterly report QSr 1/2006
Current	8/2006	May 23, 2006	Change in the publication date of the 2005 annual report of Orbis S.A. and the 2005 annual consolidated report of the Orbis Group – correction of the current report no 5/2006
Current	9/2006	May 25, 2006	Update of information disclosed in the current report no 10/2005 concerning development strategy of the Orbis Hotel Group containing a forecast of financial results (EBITDA)
Current	10/2006	May 26, 2006	Annual General Meeting of Shareholders
Interim		June 2, 2006	Annual report R 2005
Interim		June 2, 2006	Consolidated annual report RS 2005
Current	11/2006	June 2, 2006	Decision concerning declaration of dividend payment
Current	12/2006	June 5, 2006	Correction of annual reports: consolidated annual report RS 2005 and Orbis S.A. annual report R 2005
Interim		June 5, 2006	Annual report R 2005 – correction
Interim		June 5, 2006	Consolidated annual report RS 2005– correction
Current	13/2006	June 7, 2006	Text of Supervisory Board resolution containing an assessment of the Company's standing
Current	14/2006	June 14, 2006	Draft resolutions of the Annual General Meeting of Shareholders
Current	15/2006	June 28, 2006	Text of resolutions adopted by the Annual General Meeting of Shareholders on June 28, 2006
Current	16/2006	June 28, 2006	Annual declaration concerning compliance with the principles of corporate governance in the Company

Current	17/2006	July 4, 2006	List of shareholders holding at least 5% of votes at the Annual General Meeting of Shareholders on June 28, 2006
Current	18/2006	July 17, 2006	Major blocks of shares
Interim		August 10, 2006	Consolidated quarterly report QSr 2/2006
Interim		September 28, 2006	Consolidated semi-annual report PSr 2006
Current	19/2006	October 4, 2006	Update of Orbis S.A. rating
Current	20/2006	October 19, 2006	Extraordinary General Meeting of Orbis S.A. Shareholders
Current	21/2006	October 24, 2006	Execution of significant contracts, bond redemption and termination of z a significant contract
Current	22/2006	October 30, 2006	Major blocks of shares
Current	23/2006	November 2, 2006	Acquisition of assets having a substantial value
Current	24/2006	November 7, 2006	Draft resolutions of an Extraordinary General Meeting of Shareholders on November 16, 2006
Current	25/2006	November 9, 2006	Execution of a significant contract
Interim		November 14, 2006	Consolidated quarterly report QSr 3/2006
Current	26/2006	November 16, 2006	Text of resolutions adopted by the Extraordinary General Meeting of Shareholders on November 16, 2006
Current	27/2006	November 20, 2006	List of shareholders holding at least 5% of votes at the Extraordinary General Meeting of Shareholders on November 16, 2006
Current	28/2006	November 22, 2006	Major blocks of shares
Current	29/2006	December 8, 2006	Execution of a significant contract
Current	30/2006	December 28, 2006	Correction of the forecast of financial results (EBITDA) of the Orbis Hotel Group, disclosed in the current report no 9/2006
Current	31/2006	December 29, 2006	Acquisition of assets having a substantial value by a subsidiary company Orbis Transport Sp. z o.o.

* applies to current reports only

END